UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axs-One Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

002458107
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 002458107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,772,893

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,772,893

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,893

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 002458107

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,772,893

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,772,893

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,893

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (the “Common Stock”) of Axs-One Inc. (the “Company”) with its principal executive offices located at Meadows Office Complex 301 Route 17 North Rutherford, NJ 07070.

Item 2.  Identity and Background

(a)–(b)

This statement is filed on behalf of BlueLine Capital Partners, LP (“BCP”) and, BlueLine Partners, L.L.C. (“BlueLine Partners” and, together with BCP, “BlueLine” or the “Reporting Entities”). BlueLine Partners is the sole general partner of BCP and has an interest in the profits of BCP. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners, L.L.C. Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

(c)

BCP is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.

(d)	Neither of the Reporting Entities nor Messrs. Shuda and Bacci has, during the five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BCP is a Delaware limited partnership. BlueLine Partners is a Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,772,893 shares of the Common Stock (the “Shares”). The Shares were purchased in the open market for an aggregate of $3,606,402 by BCP with its investment capital.

Item 4.  Purpose of the Transaction

BlueLine invests in companies it believes are undervalued relative to their potential. These are generally companies with an established brand and products, strong distribution channels and significant growth potential. As part of its investment approach, BlueLine seeks to work with the companies in which it invests, their management, directors and major shareholders to address and overcome existing challenges and thereby create value.

BlueLine believes the Company is well positioned to participate in the large and growing market for compliance management software solutions. As recently validated by the Company’s placement in the Gartner Magic Quadrant for the email archiving marketplace, the Company offers an industry-leading technology solution. Supported by seasoned management, a legacy business providing infrastructure and cash flow, and a partnership with Sun Microsystems, BlueLine believes the Company’s new product offerings have significant potential for future growth and value creation.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 1,772,893 shares of Common Stock. These shares represent approximately 5.1% of the shares of Common Stock outstanding based on 34,747,127 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 11, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Schedule 13D, BCP beneficially owns 1,772,893 shares of Common Stock with which BCP has shared voting power and shared dispositive power with BlueLine Partners.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated July 6, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: July 6, 2006

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

Date	No of Shares	Price Per Share
5/11/2006	1,100	$1.96
5/12/2006	31,000	$1.88
5/15/2006	38,100	$1.82
5/16/2006	2,100	$1.80
5/17/2006	1,700	$1.80
5/19/2006	7,000	$1.90
5/22/2006	4,700	$1.91
5/23/2006	500	$1.90
5/24/2006	24,000	$1.97
5/25/2006	6,400	$1.94
5/26/2006	9,500	$1.95
5/30/2006	4,400	$1.90
5/31/2006	10,500	$1.89
6/1/2006	17,300	$1.89
6/2/2006	16,800	$1.86
6/5/2006	62,700	$1.80
6/6/2006	11,100	$1.78
6/7/2006	1,000	$1.76
6/8/2006	7,800	$1.75
6/12/2006	22,500	$1.79
6/13/2006	800	$1.77
6/14/2006	22,300	$1.73
6/15/2006	10,000	$1.72
6/16/2006	29,200	$1.61
6/19/2006	17,200	$1.60
6/20/2006	10,000	$1.64
6/21/2006	14,100	$1.55
6/22/2006	18,400	$1.60
6/26/2006	2,500	$1.63
6/27/2006	1,700	$1.60
6/28/2006	18,500	$1.62
6/30/2006	44,500	$1.58
7/5/2006	8,500	$1.55